UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 11-K
_________________________________________________________

(Mark One)
☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

___________________________________________________________________

Commission file number: 001-10898
___________________________________________________________________

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

___________________________________________________________________

The Travelers 401(k) Savings Plan
385 Washington Street
St. Paul, MN 55102
___________________________________________________________________

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

___________________________________________________________________

The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017
___________________________________________________________________

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Page
Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2019 and 2018	4

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	5

Notes to Financial Statements	6

Supplemental Schedule*:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2019	14

Signature	17

Exhibit	18

* Other schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and The Plan Administrative Committee of
The Travelers 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 1968.
Hartford, Connecticut
June 15, 2020

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

At December 31,	2019	2018

Assets
Investments:
At fair value:
Mutual funds	$3,902,936	$3,159,390
Collective/common trust funds	2,038,525	1,606,051
Common stock	360,914	341,720
Fidelity BrokerageLink investments	183,388	153,252
Short-term investments	17,930	39,915
Total investments, at fair value	6,503,693	5,300,328

At contract value:
Fully benefit-responsive investment contracts	669,386	636,935
Total investments	7,173,079	5,937,263

Receivables:
Employer contributions	115,699	111,787
Notes receivable from participants	97,899	95,658
Other receivables	2,245	2,471
Total receivables	215,843	209,916

Cash	190	4

Total assets	7,389,112	6,147,183

Liabilities
Accrued expenses	589	504
Other payables	3,131	5,066
Total liabilities	3,720	5,570

Net assets available for benefits	$7,385,392	$6,141,613

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

For the year ended December 31,	2019	2018

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,121,409	$(546,019)
Mutual fund dividends	174,759	174,816
Interest	22,319	18,001
Common stock dividends	9,919	9,893
Preferred stock dividends	36	27
Total investment income (loss)	1,328,442	(343,282)

Contributions:
Employee	249,769	240,341
Employer	115,699	111,787
Rollover and other	39,775	38,916
Total contributions	405,243	391,044

Total additions, net	1,733,685	47,762

Deductions from net assets attributed to:
Paid to participants in cash	480,191	427,672
Common stock distributed at fair value	6,394	9,810
Administrative expenses	3,321	5,298
Total deductions	489,906	442,780

Net increase (decrease)	1,243,779	(395,018)

Net assets available for benefits:
Beginning of year	6,141,613	6,536,631
End of year	$7,385,392	$6,141,613

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following brief description of The Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the Company) currently participate in the Plan.  TRV has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (FMTC) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to the statutory limitation of $19,000.  A participant who is, or will be, age 50 or older by the end of the year could make additional catch-up contributions of up to $6,000. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate if they do not affirmatively make an election (i) not to participate; (ii) to participate at a different rate; or (iii) to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan; however, they will not be automatically enrolled.

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from employer plans or individual retirement accounts (excluding Roth IRAs) either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Employer Contributions

The Company matches 100% of the Plan participant’s contributions up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $6,500.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $115,398,268 for plan year 2019 and $111,432,202 for plan year 2018 were made into the Plan in January 2020 and January 2019, respectively.  Except for cases of retirement or termination due to disability or death, the matching contribution was made only for participants employed on the last working day of December.

The Plan also provides a supplemental contribution to certain eligible participants.  The supplemental contribution amount for each eligible participant is fixed for each year the participant remains actively employed with the Company.  Supplemental contributions totaling $300,488 for plan year 2019 and $354,568 for plan year 2018 were made to the Plan in January 2020 and January 2019, respectively.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.    DESCRIPTION OF THE PLAN, Continued

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants generally may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.  Limitations apply to investment of participant accounts in TRV stock as well as to direct exchanges from the Stable Value Fund to the Vanguard U.S. Treasury Money Market Fund.  The TRV common stock fund is closed to new investments, with the exception of dividends.  Participants are permitted to exchange balances out of the TRV common stock fund, but they cannot direct any new contributions to, or make an exchange into, this fund.

Vesting

Participants are 100% vested in their contributions, the supplemental contributions and related earnings.  In general, participants are vested in their Company matching contributions and related earnings after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by TRV.  At December 31, 2019 and 2018, the forfeiture account totaled $1,972,543 and $2,086,634, respectively.  Forfeitures used totaled $2,738,736 and $2,510,510 for 2019 and 2018, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of TRV stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely voted.

Notes Receivable from Participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at any one time.  The interest rate is established at the inception of a new loan and is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  Subsequent to the enactment of the US Coronavirus Aid, Relief, and Economic Security Act (CARES Act) in March 2020, loan repayments due before December 31, 2020 may be delayed for up to one year for eligible participants. A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding. At December 31, 2019, there were 11,192 outstanding loans totaling $97,898,588.  At December 31, 2018, there were 11,228 outstanding loans totaling $95,658,179.

Distributions and Withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, participants may elect to have distributions made in full, partial or periodic installments. If a participant’s vested account

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.    DESCRIPTION OF THE PLAN, Continued

balance following termination of employment is more than $1,000, but not more than $5,000, and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need, reduced by prior withdrawals from the accounts.  Subsequent to the enactment of the CARES Act in March 2020 through December 30, 2020, eligible participants are also allowed to take a CARES Act distribution from vested accounts, reduced by prior withdrawals from the account. Withdrawals are also allowed for any reason from accounts funded by rollover contributions, as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions (which are separate from Roth 401(k) contributions) made under the rules applicable to prior plans.  The predecessor accounts eligible for early withdrawal are accounts that were established in various prior plans that require separate recordkeeping.  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants or upon the occurrence of a qualified disaster.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The Plan also provides for an in-plan Roth conversion for amounts eligible for withdrawal (other than for hardship).  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.

A withdrawal or distribution can be in the form of cash, in the form of TRV common shares to the extent an account is invested in TRV common shares, or in kind in certain circumstances.  Any hardship withdrawal prior to age 59½ is in the form of cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Plan investments, other than short-term money market investments and fully benefit-responsive investment contracts, are stated at fair value (see Note 3).  Short-term money market investments are valued at cost plus accrued interest, which approximates their fair value.  Fully benefit-responsive investment contracts are valued at contract value, which is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Purchases and sales of all securities are recorded on a trade-date basis.

Notes receivable from participants are valued at their outstanding balances.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.    SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan provides for investment in TRV’s common stock fund; however, no new contributions (including Company match contributions) or investment transfers into the TRV common stock fund are allowed.  Dividends paid on shares in participants’ accounts invested in the TRV common stock fund continue to be reinvested in the TRV common stock fund, unless participants elect to receive dividends in cash.  At December 31, 2019 and 2018, approximately 5% and 6%, respectively, of the Plan’s total assets were invested in the common stock of TRV.  The underlying value of the TRV common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

3.     FAIR VALUE MEASUREMENTS

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available.  The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable.  In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

·                  Level 1 - Unadjusted quoted market prices for identical assets in active markets that the Plan has the ability to access.

·                  Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

·                  Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.    FAIR VALUE MEASUREMENTS, Continued

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from third party, nationally recognized pricing services.  When quoted market prices are unavailable, the Plan utilizes these pricing services to determine an estimate of fair value.  The fair value estimates provided from these pricing services are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  Where applicable, the Plan bases its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments (excluding fully benefit-responsive investment contracts) are stated at fair value as of December 31, 2019 and 2018, except for short-term investments that are valued at cost plus accrued interest, which approximates their fair value and are included in Level 1.

Mutual funds are valued at their quoted net asset value.  The Plan receives prices daily at the close of trading from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit, which is the basis for current transactions and is published by the sponsor of the collective/common trust funds. The Plan reports the net asset value of these unit interests in Level 2.

Common stocks traded on national securities exchanges are valued at their closing market prices and are included in Level 1.

For the majority of Fidelity BrokerageLink investments, the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (common stock, mutual funds and government bonds).  When current market quotes in active markets are unavailable for certain equities, the Plan receives an estimate of fair value from the external pricing service.  The Plan includes the fair value estimate for these equities in Level 2.  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposit are valued at their certificate balances, which approximate fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2019 and 2018 (in thousands).

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.    FAIR VALUE MEASUREMENTS, Continued

At December 31, 2019	Total	Level 1	Level 2	Level 3
Invested assets
Mutual funds	$3,902,936	$3,902,936	$—	$—
Collective/common trust funds	2,038,525	—	2,038,525	—
Common stock	360,914	360,914	—	—
Fidelity BrokerageLink investments:
Mutual funds	77,267	77,255	12	—
Common stock	72,457	72,393	64	—
Interest-bearing cash	24,555	24,555	—	—
Certificates of deposit	6,244	—	—	6,244
Corporate bonds	1,710	—	1,710	—
U.S. government securities	617	617	—	—
Preferred stock	536	536	—	—
Other	2	2	—	—
Short-term investments	17,930	17,930	—	—
Total	$6,503,693	$4,457,138	$2,040,311	$6,244

At December 31, 2018	Total	Level 1	Level 2	Level 3
Invested assets
Mutual funds	$3,159,390	$3,159,390	$—	$—
Collective/common trust funds	1,606,051	—	1,606,051	—
Common stock	341,720	341,720	—	—
Fidelity BrokerageLink investments:
Mutual funds	67,449	67,427	22	—
Common stock	55,174	55,160	14	—
Interest-bearing cash	22,416	22,416	—	—
Certificates of deposit	5,285	—	—	5,285
Corporate bonds	1,646	—	1,646	—
U.S. government securities	958	958	—	—
Preferred stock	323	323	—	—
Other	1	1	—	—
Short-term investments	39,915	39,915	—	—
Total	$5,300,328	$3,687,310	$1,607,733	$5,285

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2019 and 2018.

4.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS

The Plan’s Stable Value Fund (the Fund) is composed primarily of Synthetic Guaranteed Investment Contracts (GICs).

Synthetic GICs.  A Synthetic GIC is an investment contract issued by an insurance company or other financial institution, also known as a wrap contract, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by the Fund’s trustee or a third party custodian.  The contracts are obligated to provide an interest rate not less than zero.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

The assets underlying the contracts consist of commingled funds sponsored either by Goldman Sachs Asset Management (GSAM) or Prudential Trust Company.  The contract value of the Synthetic GICs at December 31, 2019 and 2018 was $669,386,138 and $636,934,778, respectively.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the fair value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a monthly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus credited interest, less withdrawals made under the contract and administrative expenses.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of TRV, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) the establishment of an employee benefit plan in which Plan participants are eligible to participate; (vii) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund; (viii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund; or, (ix) if it is no longer permissible to account for one or more benefit-responsive agreements held in the Fund on a contract value basis under certain circumstances.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract Termination.  Synthetic GIC wrap contracts generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the fair value of the underlying assets equals zero.  If the fair value equals zero, the issuer of the wrap contract is obligated to pay the difference between the fair value and the contract value.

If the Fund defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Fund will retain the fair value of the underlying assets as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in the fair value equaling or exceeding the contract value of the wrapped portfolio by such termination date.  The Fund may make an Amortization Election if the contract permits the issuer to terminate at fair value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with financial institutions that have been approved by GSAM Stable Value, LLC’s credit review process. Currently, the Stable Value Fund’s wrap contract issuers have a Standard & Poor’s credit rating of A+ or equivalent or higher. Additionally, a minimum Standard & Poor’s average credit rating of AA- or equivalent is required at purchase for the issuers of the underlying fixed income investments.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.    PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

·                      The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

·                      The Plan also engages in transactions involving the acquisition or disposition of common stock of TRV, a party-in-interest with respect to the Plan.  Acquisitions are limited to dividends paid on shares in participant accounts invested in the TRV common stock fund for which the participant has not elected to receive dividends in cash.

6.    PLAN TERMINATION

Although it has not expressed any intent to do so, TRV has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

7.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, and the Company believes that the amended Plan is currently designed and being operated in compliance with the applicable sections of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  At December 31, 2019 and 2018, the Plan had no uncertain tax positions.

8.                       SUBSEQUENT EVENTS

Subsequent to the end of the year, a global pandemic was declared due to the spread of the novel coronavirus COVID-19, which has caused significant investment market uncertainty and volatility, as well as disruption to the global economy. As described in Note 2, due to the level of risk associated with certain investment securities, changes in the values of investment securities have been impacted by the market volatility, affecting participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits. There were no subsequent events requiring adjustment to the financial statements or disclosure through June 15, 2020, the date that the Plan’s financial statements were available to be issued.

THE TRAVELERS 401(K) SAVINGS PLAN
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2019

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Mutual Funds:
American Funds EuroPacific Growth Fund - Class R6			3,077,638	$170,962,818
American Beacon Large Cap Value Fund — Institutional Class			6,276,893	171,861,340
Fidelity Mid-Cap Index Fund — Institutional Premium Class			8,065,704	190,592,590
Fidelity Puritan Fund — Class K			6,518,981	148,176,429
Fidelity Small-Cap Growth Fund — Class K6			7,460,096	110,484,015
Fidelity Small-Cap Index Fund — Institutional Class			6,467,115	136,003,436
Janus Henderson Enterprise Fund — Class N			1,948,776	278,791,869
JPMorgan Large Cap Growth Fund — Class R6			12,551,329	527,532,345
Neuberger Berman Genesis Fund — Class R6			2,594,449	151,567,688
PIMCO Total Return Institutional Fund			8,256,630	85,373,552
Vanguard Institutional Index Fund — Institutional Plus Class			4,180,854	1,213,492,863
Vanguard Mid-Cap Value Index Fund - Admiral Shares Class			1,267,010	78,288,565
Vanguard Small-Cap Value Index Fund - Institutional Class			1,222,750	40,252,946
Vanguard Total Bond Market Index Fund — Institutional Plus Class			47,317,254	522,855,654
Vanguard U.S. Treasury Money Market Fund — Institutional Class			76,700,213	76,700,213
Total Mutual Funds				3,902,936,323

Collective/Common Trust Funds:
SSgA World ex. U.S. Index Non-Lending Series Fund — Class A			20,689,881	309,996,494
SSgA Emerging Markets Index Non-Lending Series Fund — Class A			3,491,185	118,173,119
Vanguard Target Retirement Income Trust Select			1,043,100	39,251,864
Vanguard Target Retirement 2015 Trust Select			1,507,437	58,322,754
Vanguard Target Retirement 2020 Trust Select			4,255,920	170,534,719
Vanguard Target Retirement 2025 Trust Select			6,831,902	280,244,617
Vanguard Target Retirement 2030 Trust Select			4,541,447	189,105,837
Vanguard Target Retirement 2035 Trust Select			5,326,804	225,163,991
Vanguard Target Retirement 2040 Trust Select			3,532,217	151,249,535
Vanguard Target Retirement 2045 Trust Select			5,482,345	237,001,764
Vanguard Target Retirement 2050 Trust Select			3,562,451	153,933,493
Vanguard Target Retirement 2055 Trust Select			2,206,154	95,283,807
Vanguard Target Retirement 2060 Trust Select			184,748	7,982,944
Vanguard Target Retirement 2065 Trust Select			87,764	2,280,116
Total Collective/Common Trust Funds				2,038,525,054

THE TRAVELERS 401(K) SAVINGS PLAN
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2019

(continued)

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Fully Benefit-Responsive Investments with Financial Institutions:
Lincoln Financial Group, BVW0010G
2019 Term Fund	2.60%	Various	660,971	660,971
2020 Term Fund	2.60%	Various	19,509,157	19,509,157
2021 Term Fund	2.60%	Various	19,156,633	19,156,633
2022 Term Fund	2.60%	Various	19,207,451	19,207,451
2023 Term Fund	2.60%	Various	18,863,138	18,863,138
Intermediate Core Fund	2.60%	Various	7,772,293	90,432,240
Total Lincoln Financial Group, BVW0010G				167,829,590

The Prudential Insurance Company of America, GA-63058
2019 Term Fund	2.33%	Various	387,406	387,406
2020 Term Fund	2.33%	Various	20,750,763	20,750,763
2021 Term Fund	2.33%	Various	20,708,524	20,708,524
2022 Term Fund	2.33%	Various	20,972,612	20,972,612
2023 Term Fund	2.33%	Various	20,708,024	20,708,024
Loomis Sayles Intermediate Gov/Credit Fund	2.33%	Various	84,199,419	84,199,419
Total Prudential Insurance Company of America, GA-63058				167,726,748

Transamerica Premier Life Insurance Company, MDA00987TR
2019 Term Fund	2.55%	Various	951,655	951,655
2020 Term Fund	2.55%	Various	18,705,220	18,705,220
2021 Term Fund	2.55%	Various	18,496,311	18,496,311
2022 Term Fund	2.55%	Various	18,681,317	18,681,318
2023 Term Fund	2.55%	Various	18,524,211	18,524,211
Dodge & Cox Int G/C - Travelers	2.55%	Various	30,095,617	30,095,617
Intermediate Core Fund	2.55%	Various	4,983,234	57,980,967
Total Transamerica Premier Life Insurance Company, MDA00987TR				163,435,299

Voya Retirement Insurance and Annuity Company, MCA-60441
2019 Term Fund	2.66%	Various	991,145	991,145
2020 Term Fund	2.66%	Various	12,382,611	12,382,611
2021 Term Fund	2.66%	Various	10,869,214	10,869,214
2022 Term Fund	2.66%	Various	12,132,395	12,132,395
2023 Term Fund	2.66%	Various	12,237,010	12,237,010
Dodge & Cox Int G/C - Travelers	2.66%	Various	121,782,126	121,782,126
Total Voya Retirement Insurance and Annuity Company, MCA-60441				170,394,501

Total Fully Benefit-Responsive Investments with Financial Institutions				669,386,138

THE TRAVELERS 401(K) SAVINGS PLAN
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2019

(continued)

	Description of Investment		Maturity	Number of	Current
	Identity of Issue	Rate	Date	Shares/Units	Value
	Common Stock:
*	The Travelers Companies, Inc.			2,635,369	360,913,785

*	Fidelity BrokerageLink Investments				183,387,972

	Short-Term Investments:
*	Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	1.55%	Due on Demand		17,929,831

*	Notes receivable from participants (1)				97,898,588

	Total				$7,270,977,691

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

(1) 11,192 loans, interest rates ranging from 4.25% to 10.50%, 5-year maximum term with the exception of home loans, which have a 20-year maximum term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

Date: June 15, 2020	By:	/s/ Diane D. Bengston
Diane D. Bengston Executive Vice President and Chief Human Resources Officer and Plan Administrator Member of the Administrative Committee for The Travelers 401(k) Savings Plan